FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP
 OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Newman, Charles J.			2. Date of Event Requiring Statement (Month/Day/Year) 11/07/2000	4. Issuer Name and Ticker or Trading Symbol ISA Internationale, Inc. (ISAI)
(Last) (First) (Middle) 634 Midland Bank Bldg.
(Street) Minneapolis, MN 55401			3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director ___Officer (Give title below) _X_10% Owner ___Other( Specify below)			6. If Amendment, Date of Original (MM/DD/YR) 08/29/2002
(City) (State) (Zip)							7. Individual or Joint/Group Filing (Check Applicable Line)_ _Form filed by one reporting person _X_Form filed by more than one reporting person
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)			3. Amount of Securities Beneficially Owned (Instr. 4)		5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)		6. Nature of Indirect Beneficial Ownership (Instr. 5)
ISAI Common Stock			208,000		I		By MidAmerica Venture Capital Fund, Inc.

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Number of Shares
Convertible Preferred	Any time	None	Common Stock	17,500,000	N/A	I	By Doubletree Capital Partners, Inc.
Convertible Loan Shares	Any time	None	Common Stock	17,249,200	N/A	I	By Doubletree Capital Partners, Inc.
Anti-dilution Loan Shares	Any time	None	Common Stock	Unknown	N/A	I	By Doubletree Capital Partners, Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
Table II: Convertible Preferred Stock pursuant to reorganization agreement between ISA Internationale, Inc. and Doubletree Capital Partners, Inc. dated November 7, 2000 and convertible at the option of Doubletree Capital Partners, Inc.
Convertible loans made by Doubletree Capital Partners, Inc. to Company are convertible at $.02 per share at the option of Doubletree Capital Partners, Inc.
ISAI common shares due Doubletree Capital Partners, Inc. to equal no less than 75% of all then outstanding common shares after converting ISAI convertible preferred shares and ISAI convertible loan shares.
	_/s/Charles J. Newman_ **Signature of Reporting Person	_________8/28/02_______ Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.